                                   Filed by The Royal Bank of Scotland Group plc

                          This communication is filed pursuant to Rule 425 under

                                         The Securities Act of 1933, as amended.

                                           Subject Company: ABN AMRO Holdings NV

                                               Commission File Number: 001-14624

                                                            Date: April 25, 2007

On April 25, 2007, Royal Bank of Scotland, Santander and Fortis issued the following press release:

25 April 2007 - Fortis, RBS and Santander Announcement

ABN AMRO invited Fortis, RBS and Santander (collectively, the "Banks") to a meeting on Monday 23 April 2007 to discuss their proposals in relation to a potential transaction with ABN AMRO. On that day ABN AMRO announced a recommended offer by Barclays and the sale of LaSalle Bank to Bank of America.

The Banks have now had the opportunity of considering their position and examining the offer made by Barclays. The Banks are of the clear view that their proposals are superior for ABN AMRO's shareholders and are straightforward from a shareholder, regulatory and execution perspective.  These proposals are contingent on LaSalle Bank remaining within the ABN AMRO group and due diligence.

Last night the Banks received a letter from ABN AMRO seeking further details of their proposals and a meeting to discuss them. The Banks have accepted this invitation and summarise their proposals below. In addition, the Banks have requested that the Supervisory and Managing Boards of ABN AMRO take such steps as may be required to ensure that LaSalle Bank remains within the ABN AMRO group and provide limited due diligence information so that the Banks' proposals can be brought forward as an offer.

The following is a summary of the key aspects of the potential transaction:

-  A price indication of EUR39 per share*, subject to due diligence (see below).
   This would be 13% higher than the value of the Barclays offer as of the market close yesterday.

-  Approximately 70% of the consideration payable in cash, 30% in RBS shares.

-  The Banks believe that execution risk would be lower than in a transaction with Barclays.  The Banks already have significant presence and experience in all of ABN AMRO's main markets, and also have proven capabilities in delivering transaction benefits from large-scale integrations and IT conversions, underpinning their ability to manage and integrate ABN AMRO's operations.

-  The Banks believe that the potential transaction will create stronger businesses with enhanced market positions and growth prospects in each of
   ABN AMRO's main markets.  This together with the greater combined scale of the Banks and their proven track records of growing businesses can deliver concrete benefits to ABN AMRO's shareholders, customers and employees.

-  RBS will lead the Banks' orderly reorganisation of ABN AMRO and will take on the primary responsibility of ensuring that ABN AMRO meets its regulatory requirements from completion of a transaction.

* Including the ABN AMRO 2006 final dividend of EUR0.60 per share

 These proposals are subject to certain pre-conditions, including:

- ABN AMRO having taken such steps as may be required to ensure that LaSalle
  Bank remains within the ABN AMRO group.  The Banks will work with ABN AMRO to facilitate this.

- Limited due diligence on no more information than received by Barclays and
  Bank of America.  The Banks would be able to complete this due diligence within a very short period of time.

The Banks are confident that a transaction based on the above proposals would create value for their own shareholders.

In summary, the Banks believe that, because of the materially higher value available for shareholders and the benefits to customers and employees compared with the recommended offer from Barclays, it is in ABN AMRO's stakeholders'
interests for the Supervisory and Management Boards to:

-  Take such steps as may be required to ensure that LaSalle Bank remains within the ABN AMRO group

-  Provide limited due diligence

-  Co-operate with the Banks so that they can develop their proposals into a formal offer

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Important Information

This announcement is made pursuant to article 9b(1) of the Dutch Decree on the
Supervision of the Securities Trade 1995 (the "Decree"). It does not constitute an announcement pursuant to article 9(b)(2)(b) of the Decree, as no letter as referred to in article 9(d)(2) has been filed. Any possible transaction would be subject to approval of competent regulatory authorities in relevant jurisdictions.

In connection with a potential transaction involving ABN AMRO, the Banks may be required to file relevant documents with the SEC.  Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE
POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL
CONTAIN IMPORTANT INFORMATION.  Investors will be able to obtain a free copy of such documents without charge, at the SEC's website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from each Bank, without charge, once they are filed with the SEC.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This announcement includes certain "forward-looking statements". These statements are based on the current expectations of the Banks and are naturally subject to uncertainty and changes in circumstances.  Forward-looking statements include, without limitation, statements typically containing words such as "
intends", "expects", "anticipates", "targets", "estimates" and words of similar import.  By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements.  These factors include, but are not limited to, the presence of a competitive offer for ABN AMRO, whether the Banks and ABN AMRO enter into any definitive agreement with respect to the potential transaction, satisfaction of any conditions to the potential transaction, including receipt of required regulatory and anti-trust approvals, the anticipated benefits of the potential transaction not being realized, the separation and integration of ABN
AMRO and its assets among the Banks being materially delayed or more costly or difficult than expected, as well as additional factors, such as changes in economic conditions, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and government actions.
Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.  None of the Banks undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.